UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K
                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of July 2000

                        --------------------------------

                                360NETWORKS INC.
                 (Translation of registrant's name into English)


   1500-1066  West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1
              (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: (604) 681-1994

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X  Form 40-F
                                    ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No      X
                                    ---        ---

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774).

This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. These risks, uncertainties and other factors may cause our actual results to differ materially from those projected by management. Such factors include, among others, the following: general economic and business conditions, both nationally and in the markets in which we operate or will operate; competition; the loss of any significant number of customers; changes in business strategy or development plans; technological developments; our ability to access markets, design effective fiber optic routes, install cable and facilities and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; and other factors referenced in this Form 6-K. Some examples of forward looking statements contained in this 6-K are those regarding expected route miles and the costs associated with building our network, financial information regarding gross profit as a percentage of revenue, and other data with respect to future builds in Asia. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                  The following should be read along with the Annual Report on Form 20-F for the period ended December 31, 1999 and the Registration Statement on Form F-1/A dated April 18, 2000.

General

                  We are a leading independent, facilities-based provider of fiber optic communications network products and services. By the end of 2001, we expect our network to consist of approximately 70,000 route miles in North America, Europe, South America and Asia, including undersea cables between North America and Europe, North America and South America and across Asia. The development and build-out of our network will require significant capital expenditures through 2001, when the currently planned network is scheduled to be complete. Depending upon market demand, we may expand the network and will require additional capital if we decide to do so. See "--Liquidity and Capital Resources."

Revenue and Costs

                  Since January 1, 1999 our revenue has been primarily generated from the sale, lease or grant of indefeasible right of use ("IRU") of network infrastructure. We anticipate a significant amount of our future revenues will be derived from providing bandwidth services, including optical channels, private line transmission, virtual voice trunking and packet-based data services including Internet protocol ("IP") transport. We anticipate that, as we proceed with the development of our network, the percentage of revenues which we receive from bandwidth services will increase as a percentage of our total revenue and that by the end of 2001 our bandwidth services will provide our largest percentage of revenue on a consolidated basis and be a significant source of income.

                  Revenues from construction contracts to develop fiber optic systems are calculated on the percentage of completion basis using the cost-to-cost method over the life of the build. This method is used because we consider costs incurred to be the best available measure of progress of these contracts. We make provisions for all potential losses as soon as they become evident.

                  We recognize revenue for co-development agreements on a percentage of completion basis. Following completion of a build, our retained fiber or conduit may be sold, granted through an IRU or leased to a third party. Lease revenues are recognized as earned over the life of the lease.

                  In June 1999, the Financial Accounting Standards Board issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease.

                  All future sales and grants of IRUs of dark fiber or capacity will be evaluated under the new interpretation. If we do not pass title on the integral equipment pursuant to the agreements related to future transactions involving dark fiber or capacity sales and/or IRUs, or if such transactions otherwise do not meet the criteria in FASB Statement No. 66, we will recognize the transfer prices as revenue over the term of the applicable agreements, rather than when the applicable segments of our network are delivered to, and accepted by, the purchaser. Although the application of the new interpretation may affect the times of recognition of revenue from dark fiber and capacity sales, we expect there will be no effect on our financial position or cash flows from this prospective change in accounting.

                  Costs of sales of network infrastructure, particularly dark fiber and conduit, consist of direct costs such as the conduit, fiber optic cable, construction of regeneration facilities, sales and commissions and labor and an allocation of indirect costs such as rights-of-way ("ROW"), environmental restoration, equipment costs, insurance and interest charges. Costs of sales of network services include only the direct costs of selling, maintenance and points-of-presence ("POP") space. Indirect costs of network services are included in general and administrative expenses and depreciation.

Results of Operations

         Three and Six Month Periods Ended June 30, 2000 and June 30, 1999

                  Revenue for the three months and six months ended June 30, 2000 was $158 million and $234 million, respectively, versus $81 million and $124 million in the same periods of 1999. These significant increases, 95% and 89%, respectively, were primarily due to additional progress made towards completion of conduit and fiber optic strands along segments in Canada. Network services revenue is not yet significant (see "Revenues and Costs" above).

                  Costs for the three months and six months ended June 30, 2000 were $100 million and $147 million, respectively, versus $54 million and $86 million in the same periods of 1999 and reflect the costs incurred of constructing the conduit and fiber optic strands for customers.

                  Gross profit for the three months and six months ended June 30, 2000 was $58 million (37% of revenue) and $87 million (37%), respectively, versus $27 million (33%) and $38 million (31%) in the same periods of 1999. The improvement in gross margin during the current periods is attributable to lower construction and right-of-way purchase costs in Canada, and efficiencies gained from the use of our patented rail plow technology along railroad rights-of-way.
As segments in the United States and Europe, the majority of which are not located along railroad rights-of-way, reach completion during the coming periods, gross profit as a percentage of revenue is expected to be approximately 30%.

                  Selling, general and administrative expenses for the three months and six months ended June 30, 2000 were $24 million (15% of revenue) and $36 million (15%), respectively, versus $3 million (4%) and $6 million (5%) in the same periods of 1999. We are continuing to add significant numbers of marketing and network services personnel as we implement our network services strategy across a broader geographic network footprint. We are beginning to develop bandwidth and colocation products. These types of expenses are expected to continue to increase as hires and development continue.

                  Stock-based compensation expense for the three months and six months ended June 30, 2000 was $105 million and $153 million, respectively, versus $1 million and $2 million for 1999. These charges are entirely non-cash in nature, and $59 million of the total for both periods in 2000 is the result of dispositions of shares by principal shareholders, not transactions involving the Company. This amount is recorded as a requirement of FAS 123, "Accounting for Stock-based Compensation", and related SEC Staff Accounting Bulletins including SAB 55, "Allocation of expenses and related disclosure in financial statements of subsidiaries, divisions or lesser business components of another entity".

The remainder of these charges are related to shares issued and stock options granted by the Company prior to our initial public offering. Additionally, $216 million of deferred compensation will be amortized over the remaining vesting term of the share and stock option agreements.

                  Interest expense for the three months and six months ended June 30, 2000 was $36 million and $52 million, respectively, versus $2 million and $8 million for the same periods of 1999. The increase in interest expense is principally due to the issue of senior notes issued in July 1998 and April 2000. Interest income for the three and six months ended June 30, 2000 totaled $21 million and $28 million, respectively, versus less than $1 million and $2 million for the same periods in 1999, and arose from the investment of the proceeds of the senior notes and initial public offering in short-term, investment grade securities.

                  Income taxes expense for the three months and six months ended June 30, 2000 totaled $10 million and $13 million, respectively, versus $9 million and $11 million in the same periods of 1999.

                  Minority interest for the three months and six months ended June 30, 2000 totaled $1 million and $2 million, respectively, versus $2 million and $3 million in the same periods of 1999. This represents 25% of the net income of 360networks (CN) ltd., 360networks LLC and 360networks holdings (USA) inc., prior to the closing of the purchase of these minority interests during the current period.

Liquidity and Capital Resources

                  We have an aggressive business plan to build out our network. By the end of 2001, our planned network will consist of approximately 70,000 route miles in North America, Europe, South

America and Asia including an undersea cable between North America and Europe, an undersea cable between North and South America, and an undersea cable between the major population centers in Asia. We intend to expand our network including network services to provide connectivity on a global basis. We offer network services to meet our customers' demands, enable Internet services and intend to develop products and services that capitalize on the convergence of telecommunications and high-bandwidth applications and services.

                  Building out the network will require a significant investment in the development of fiber and conduits held for sale, grant of IRU, or lease and the purchase of additional network infrastructure and equipment to establish transmission facilities. We estimate that the total cost to develop and light our network is approximately $5.7 billion.

        o We estimate that the total cost to complete and light our network of 24,100 route miles in North America will be $1.8 billion.

        o We estimate that the total cost to complete and light our network of 10,600 route miles in Europe will be $360 million.

        o We estimate the total cost of the 360atlantic undersea cable project to be approximately $865 million. The majority of these costs are subject to fixed price contracts.

        o We estimate the total cost of the 360americas undersea cable project to be approximately $900 million. The majority of these costs are subject to fixed price contracts.

        o We estimate the total cost of our purchase of fiber optic strands in the C2C Asian undersea cable project, and associated backhaul to major points-of-presence in Asia, to be approximately $800 million. We entered into a letter of intent with C2C in July 2000 for this purchase.

        o We estimate the total cost to acquire and develop existing and future colocation facilities along our entire network to be approximately $860 million.

             In order to finance the above costs of network development:

        o We have issued $1.45 billion of senior notes and have received net proceeds from equity issues of approximately $1 billion.

        o We have established credit facilities for 360atlantic and 360americas which provide up to $965 million. These credit facilities require us to use the cash drawn and cash proceeds from certain equity issues and the issue of GlobeNet's senior notes to fund completion of the projects.

        o We have entered into an agreement with a group of bank lenders to provide up to $2 billion (including $800 million of incremental facilities not now committed by the lenders) to us in a senior secured credit facility. This facility is expected to close during the third quarter ending September 30, 2000 and the proceeds will be used, in part, to refinance the $565 million 360atlantic credit facility.

                  Our estimated capital expenditures for our current network development plans for the year ending December 31, 2000 are $3.2 billion, of which approximately $1.3 billion will be used for our terrestrial network in North America and Europe, approximately $500 million will be used for 360atlantic, approximately $730 million will be used for 360americas, approximately $300 million will be used for our network in Asia, and approximately $400 million will be used for the acquisition and development of colocation facilities. We anticipate that these funding sources, combined with the collection of customer revenue, will provide us with sufficient funds to complete our terrestrial and undersea networks and to implement our related network services strategy. However, because the cost of developing our network and implementing our network services strategy will depend on a variety of factors, many of which are beyond our control, including changes in the competitive environment of our current and planned markets, we expect that our actual costs may vary materially from those currently budgeted. In the event that our actual costs exceed our current budget or we do not have the funds we anticipate, we have the ability to adjust the number or sequence of segments we develop. We anticipate that we will continue to experience negative cash flow (after capital expenditures) as we build out the network, which is expected to be completed by the end of 2001.

                  In addition to our planned network, we expect to pursue opportunities to expand geographically or enhance the services that we offer our customers. We will also seek to identify opportunities to develop new facilities to enable us to provide value added network services such as colocation services and other communications services and products. Accordingly, from time to time we may seek to raise additional capital in the debt and/or equity capital markets prior to completion of our planned network. We cannot assure you that we will be successful in raising the capital necessary for the completion of construction for the remainder of our planned network development, the implementation of our network services strategy, the undersea cable projects or for other opportunities on a timely basis or on terms that are acceptable to us.

                  At June 30, 2000, we had working capital of $1.7 billion, including $1.5 billion in cash or cash equivalents. Cash used in operations during the six months ended June 30, 2000 totaled $63 million.

Market Risk Disclosures

                  We are subject to market risks arising from changes in interest rates. There exists a $565 million credit facility entered into by us in February 2000 in order to finance the 360atlantic cable project. Our exposure to interest rate risk expanded with the addition of the $400 million credit facility acquired through the purchase of GlobeNet in the second quarter. As of June 30, 2000, we have drawn $100 million under the $400 million credit facility and $175 million under the $565 million credit facility. Amounts drawn on the credit facilities bear interest at the prime rate or LIBOR rate plus applicable margins. As the prime rate and LIBOR rate fluctuate, so too will the interest expense on amounts borrowed under the facility.

                  We are subject to market risks due to fluctuation in foreign exchange rates. We are developing and constructing networks in Europe and South America. We issued $185 million in Euro denominated High Yield Notes in April 2000, which serve as an economic hedge against its cash requirement in Europe. Other than the issuance of the Euro denominated debt, we have not made significant use of financial instruments to minimize its exposure to foreign currency fluctuations. Within North and South America, most transactions and financial instruments are denominated in US dollars. Future results will be affected by actual fluctuations in interest rates and foreign currency rates. We continue to analyze risk management strategies to reduce foreign currency exchange risk.

                  The table below provides information about our senior notes.



                                                                Expected Maturity Date
                            -----------------------------------------------------------------------------------------
                                                                                         There-                  Fair
                              2000       2001        2002       2003       2004          after         Total    Value
                            ------       ----        ----       ----       ----          -----         -----    -----
                                                     (In millions)
Senior Notes

Due December 15, 2005        $  --      $  --      $  --      $  --      $  --          $175.0     $   175.0 $   184.6

Fixed Rate ..........        12.5%      12.5%      12.5%      12.5%      12.5%          12.5%

Due August 1, 2009 ..           --         --         --         --         --          $500.0     $   500.0 $   516.3

Fixed Rate ..........        12.0%      12.0%      12.0%      12.0%      12.0%          12.0%


Due May 1, ..........           --         --         --         --         --       $   600.0     $   600.0        *
2008

Fixed Rate ..........        13.0%      13.0%      13.0%      13.0%      13.0%            13.0%


Due May 1, ..........           --         --         --         --         --      EURO 200.0     URO 200.0        *
008
Fixed Rate ..........        13.0%      13.0%      13.0%      13.0%      13.0%            13.0%
Euro denominated


* Fair value has not been provided, as the notes are not currently traded in the capital markets

360networks inc.
Condensed Consolidated Financial Statements
June 30, 2000 and 1999 (tabular
amounts expressed in millions of U.S. dollars)
(Unaudited)

360networks inc.
Condensed Consolidated Balance Sheets
As at June 30, 2000 and December 31, 1999

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)





                                                    June 30     December 31
                                                       2000            1999
                                                          $               $

Assets

Current assets
Cash and cash equivalents                            1,529              521
Restricted cash                                         80                -
Unbilled revenue (note 4)                              226              116
Inventory (note 4)                                     209              197
Other current assets (note 4)                           57               56
Deferred tax asset                                       9                9
                                                  ---------------------------

                                                     2,110              899

Restricted cash                                        275                -

Property and equipment - net (note 4)                  310               77

Network assets under construction                      799              301

Goodwill - net (note 5)                                857                -

Deferred tax asset                                      53               12

Other - net                                            160               22
                                                  ---------------------------

                                                     4,564            1,311
                                                  ===========================



              The accompanying notes are an integral part of these
                       consolidated financial statements.

360networks inc.
Condensed Consolidated Balance Sheets
As at June 30, 2000 and December 31, 1999

(tabular amounts expressed in millions of U.S. dollars)


                                                                                       June 30              December 31
                                                                                          2000                     1999
                                                                                             $                        $


Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 4)                                            258                  191
Deferred revenue                                                                              45                   19
Income taxes payable                                                                          57                   34
                                                                                ---------------------------------------

                                                                                             360                  244

Deferred tax liability                                                                         3                    3

Long-term debt (note 6)                                                                    2,021                  675
                                                                                ---------------------------------------

                                                                                           2,384                  922

Minority interest                                                                              -                    9

Redeemable Convertible Preferred Stock (note 7)

Issued and outstanding
      Nil (1999 - 150,951,312) Series A Non-Voting Redeemable Convertible                      -                  350
           Preferred Shares including accretion of discount from redemption value of $6 million and net of issuance costs of $2 million

Stockholders' Equity

Common stock (note 7)
Authorized
      Unlimited number of Subordinate Voting Shares (formerly Class A
      Non-Voting Shares and Class B Subordinate Voting Shares) and
      Multiple Voting Shares, no par value

Issued and outstanding
      726,895,511 (1999 - 436,056,000) Subordinate Voting Shares (formerly                 2,383                  247
      Class A Non-Voting Shares and Class B Subordinate Voting Shares)
      81,840,000 (1999 - 81,840,000) Multiple Voting Shares                                   45                   45


Other capital accounts                                                                       (23)                (221)

(Deficit)                                                                                   (225)                 (41)
                                                                                ---------------------------------------

                                                                                           2,180                   30
                                                                                ---------------------------------------

                                                                                           4,564                1,311
                                                                                =======================================

Commitments (note 10)

Subsequent events (note 11)



              The accompanying notes are an integral part of these
                       consolidated financial statements.

360networks inc.
Condensed Consolidated Statement of Operations
For the three months and six months ended June 30, 2000 and June 30, 1999

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)


                                                         3 Months Ended June 30           6 Months Ended June 30
                                                         2000             1999            2000             1999
                                                            $                $               $                $
Revenue                                                   158               81             234              124

Costs                                                     100               54             147               86
                                            --------------------------------------------------------------------

Gross Profit                                               58               27              87               38
                                            --------------------------------------------------------------------

Expenses
Selling, general and administration                        24                3              36                6
Stock-based compensation                                  105                1             153                2
Depreciation and amortization                               7                -               8                -
                                            --------------------------------------------------------------------
                                                          136                4             197                8
                                            --------------------------------------------------------------------
                                                         (78)               23           (110)               30

Interest expense                                           36                2              52                8

Interest income                                            21                -              28                2
                                            --------------------------------------------------------------------

(Loss) income before income taxes and
minority interest                                        (93)               21           (134)               24

(Recovery) provision for income taxes
(note 8)
Current                                                    47                9              54               10
Deferred                                                 (37)                -            (41)                1
                                            --------------------------------------------------------------------
                                                           10                9              13               11
                                            --------------------------------------------------------------------
                                                        (103)               12           (147)               13

Minority interest                                           1                2               2                3
                                            --------------------------------------------------------------------

Net (loss) income for the period                        (104)               10           (149)               10
                                            ====================================================================

Basic and fully diluted (loss) income per
share (note 2)                                         (0.19)             0.03          (0.33)             0.04

Weighted average number of shares used to
compute basic (loss) income                       644,709,000      381,496,000     542,174,000      231,429,000
Weighted average number of shares used to
compute fully diluted (loss) income per
share                                             644,709,000      385,198,000     542,174,000      236,921,000


              The accompanying notes are an integral part of these
                       consolidated financial statements.

360networks inc.
Condensed Consolidated Changes in Stockholders Equity
For the six months ending June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)


                       Subordinate Voting      Multiple Voting                  Other capital accounts
                             Shares                Shares
                       (formerly Class A
                         non-Voting and
                      Class B Subordinate
                         Voting Shares)
                      --------------------  -------------------  ----------------------------------------------
                      Number of    Amount   Number of   Amount         Note  Additional Deferred    Accumulated  (Deficit)     Total
                          shares        $      shares        $   receivable     paid in  Compen-  other compre-          $    stock-
                                                                          $     capital   sation        hensive             holders'
                                                                                      $        $         income               equity
                                                                                                              $                    $

Balance, December     436,056,000     247   81,840,000     45         (77)          44     (188)            -        (41)        30
  31, 1999
Accretion of                                                                                                          (6)        (6)
  Preferred Stock
  to redemption
  value
Purchase price                                                                                                       (24)       (24)
  adjustment to
  Preferred Shares
Employee option                                                                    128     (128)                                  -
  grants
Amortization of                                                                              95                       95
  deferred
  compensation
  expense
Issuance of shares        411,214       1                                                                                         1
  for services
  rendered
Acquisition of         11,428,571     160                                                                                       160
  remaining 25%
  interest not
  owned by the
  company in
  360networks-CN
  ltd. and
  360networks LLC
Issuance of shares     51,566,250     682                                                                                       682
  for cash net of
  share issuance
  costs
Issuance of shares     42,822,316     600                                           32                                          632
  and options on
  acquisition of
  GlobeNet (note 5)
Acquisition of         22,285,714     312                                                                                       312
  remaining 25%
  interest in
  360networks
  Holdings (USA)
  inc.
Conversion of         160,084,346     380                                                                                       380
  Preferred Shares
  to Subordinate
  Voting Shares
Issuance of shares      2,241,100       1                                                                                         1
  on exercise of
  stock options
Contribution by                                                                     68                                           68
  principal
  shareholders
  (note 7)
Other                                                                                         5                       (5)         -
Comprehensive income                                                                                                              -
  Net (loss)  for                                                                                                   (149)         -
    the period
  Accumulated other                                                                                     (2)                       -
    comprehensive
    income -
    foreign
    currency
    translation
Total comprehensive                                                                                                            (151)
  income
                    ----------------------------------------------------------------------------------------------------------------
Balance June  30,     726,895,511  $2,383   81,840,000   $ 45       ($ 77)        $272    ($216)       ($2)        ($225)   $ 2,180
  2000
                    ================================================================================================================

360networks inc.
Condensed Consolidated Statement of Cash Flows
June 30, 2000 and 1999

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)

                                                                                             2000                   1999

                                                                                               $                     $

Cash flows used in operating activities
Net (loss) income                                                                            (149)                    12
Adjustments to reconcile net (loss) income to net cash used for operating activities
        Stock-based compensation                                                              153                      -
        Other                                                                                  26                      -
        Changes in operating working capital items                                            (93)                   (62)
                                                                                 -------------------------------------------
                                                                                              (63)                   (50)
                                                                                 -------------------------------------------

Cash flows used in investing activities
      Additions to property, plant, equipment and network assets                             (535)                   (19)
                                                                                 -------------------------------------------
                                                                                             (535)                   (19)
                                                                                 -------------------------------------------
Cash flows used in financing activities
       Proceeds from initial public offering                                                  682                      -
       Proceeds from senior notes offering                                                    768                      -
       Proceeds from 360atlantic credit facility                                              175                      -
       Other                                                                                  (18)                    (1)
                                                                                 -------------------------------------------
                                                                                            1,607                     (1)
                                                                                 -------------------------------------------

Effect of exchange rate on cash and cash equivalents                                           (1)                     -
                                                                                 -------------------------------------------

Net increase (decrease) in cash and cash equivalents                                        1,008                    (70)

Cash and cash equivalents - Beginning of period                                               521                    156
                                                                                 -------------------------------------------

Cash and cash equivalents - End of period                                                  $1,529                   $ 86
                                                                                 -------------------------------------------


360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000 and 1999

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)



1        The Company

         360networks inc. (the "Company") has operations which consist of designing, engineering, constructing, installing and operating telecommunications systems for sale or lease to third parties. For the six months ended June 30, 2000 and 1999, the Company's revenue is derived primarily from the construction and installation of fiber optic network assets for telecommunications companies in North America.

         Name change

         On March 14, 2000, the Company changed its name from Worldwide Fiber Inc. to 360networks inc.

2        Summary of significant accounting policies

         Basis of presentation

         These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The accompanying interim condensed consolidated financial statements of the Company do not include all notes in annual financial statements and therefore should be read in conjunction with the Company's annual financial statements. The accompanying financial statements include all normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the Company's financial position at June 30, 2000 and 1999, and its results of operations and cash flows for the three month and six month periods then ended.

         Restricted Cash

         Restricted cash is classified as such under the terms of the 360americas Credit Facility. The use of this cash is restricted to operating and capital expenditures related to the Atlantica-1 project and other telecommunications activities.

         (Loss) income per share

         Basic (loss) income per share is computed by dividing net (loss) income attributable to common stockholders by the weighted average number of Subordinate Voting Shares (formerly Class A Non-Voting Shares and Class B Subordinate Voting Shares) and Multiple Voting Shares (formerly Class C Multiple Voting Shares) outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and redeemable convertible preferred shares, in the weighted average number of common shares outstanding for a period, if dilutive.

360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)

         The following table sets forth the computation of (loss) income attributable to common stockholders:

                                                                           3 Months Ended         6 Months Ended
                                                                              June 30                June  30
                                                                          2000        1999        2000       1999
                                                                            $           $           $          $

           Net (loss) income                                              (104)          10       (149)         10
           Less:
                Preferred stock accretion                                   (1)           -         (6)          -
                Purchase price adjustment to preferred shares              (15)           -        (24)          -
                                                                   ------------------------------------------------
           Net (loss) income attributable to common stockholders          (120)          10       (179)         10
                                                                   ================================================

         The Redeemable Convertible Preferred Shares and stock options are not included in the computation of fully diluted (loss) income per share as their effect is anti-dilutive.

         Comparative financial information

         Certain prior period amounts have been reclassified to conform to the current year presentation.

3        Supplemental cash flow information

                                                                                     Six months ended
                                                                        ----------------------------------------
                                                                                June 30                June 30
                                                                                   2000                   1999
                                                                                      $                      $

      Cash paid for income taxes                                                     20                      1
      Cash paid for interest                                                         43                     11
      Issuance of common shares for certain Ledcor assets                             -                     25
              with deferred tax asset of $3,136,000
      Supplemental non-cash investing and financing activities
           Accretion of Preferred Stock to redemption value                           6                      -
        Conversion of Series A Preferred Shares to Subordinate Voting               380                      -
         Shares
        Issuance of Subordinate Voting Shares for acquisition of:
           100% interest in GlobeNet Communications Group Limited                   600                      -
           25% interest in 360networks (CN) ltd and                                 160                      -
           25% interest in 360networks (USA) inc                                    312                      -


360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)

4        Balance Sheet components

                                                                                June 30            December 31
                                                                        -----------------------------------------
                                                                                   2000                   1999
                                                                                      $                      $
      Unbilled revenue
           Revenue earned on uncompleted contracts                                  572                   333
           Less:  billings to date                                                  346                   217
                                                                       ==========================================

                                                                                    226                   116
                                                                       ------------------------------------------

      Inventory
           Fiber optic network assets                                               207                   188
           Construction supplies, small tools and other                               2                     9
                                                                       ==========================================

                                                                                    209                   197
                                                                       ------------------------------------------
      Other current assets
           Trade accounts receivable                                                 56                    34
           Interest receivable and other                                              1                     1
           Short-term investments                                                     -                    21
                                                                       ------------------------------------------

                                                                                     57                    56
                                                                       ==========================================

      Property and equipment
           Land                                                                      46                      6
           Buildings                                                                  9                      -
           Fiber optic network assets                                               164                     64
           Equipment                                                                104                     10
                                                                       -----------------------------------------
                                                                                    323                     80

           Less:  accumulated depreciation                                           13                      3
                                                                       -----------------------------------------

      Property and equipment - net                                                  310                     77
                                                                       ==========================================

      Accounts payable and accrued liabilities
           Subcontractor and supplier costs                                         171                    100
           Subcontractor holdbacks payable                                           37                     26
           Other accrued liabilities                                                  5                     36
           Interest payable                                                          45                     29
                                                                       -----------------------------------------

                                                                                    258                    191
                                                                       ==========================================


360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)



5        Acquisitions

         360networks (CN) ltd and 360networks LLC

         In March 2000, the Company entered into an agreement with Canadian National Railway and Illinois Central to acquire their respective 25% interests in 360networks (CN) ltd. and 360networks LLC in exchange for 11,428,571 Subordinate Voting Shares of the Company. Pursuant to this agreement, payment terms for right-of-way fees were amended requiring the right-of-way fees to be paid over a three-year term. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:


                                                                           $
           Purchase Price:                                                160
           Less:
                   Fair value of net assets acquired                        5
                                                                       --------
           Excess of cost over fair value of net assets acquired          155
                                                                       ========

           Allocation of excess of cost over fair value 155 of            155
           net assets acquired, being goodwill.
                                                                       ========



         Goodwill arising on acquisition will be amortized on a straight-line basis over 25 years

         360networks holdings (USA) inc.

         In April 2000, the Company acquired the remaining 25% of shares of 360networks holdings (USA) (formerly Worldwide Fiber Holdings (USA) Inc.), in exchange for 22,285,714 Subordinate Voting Shares of the Company. The acquisition was accounted for using the purchase method and the purchase price was allocated as follows:

360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)


                                                                          $
           Purchase Price:                                                312
           Less:
                   Fair value of net assets acquired                        5
                                                                        ------
           Excess of cost over fair value of net assets acquired          307
                                                                        ======

           Allocation of excess of cost over fair value
           of net assets acquired, being goodwill.                        307
                                                                        =====


         Goodwill arising on acquisition will be amortized on a straight-line basis over 25 years.

         GlobeNet Communications Group Limited

         In June 2000, the Company acquired 100% of the outstanding shares of GlobeNet Communications Group Limited, a provider of international telecommunications services and capacity, in exchange for 42,822,316 Subordinate Voting Shares and 4,747,452 options to purchase Subordinate Voting Shares of the Company. The acquisition has been accounted for using the purchase method. The total consideration was $632 million representing 42,822,316 shares issued at the initial public offering price and 4,747,452 options valued at fair value. The purchase price was allocated as follows:



                                                                          $
           Purchase Price:                                              632
           Less:
                   Fair value of net assets acquired                    229
                                                                     ----------
           Excess of cost over fair of net assets acquired              403
                                                                     ==========

           Allocation of excess of cost over fair value
           of net assets acquired, being goodwill.                      403
                                                                     ==========


         Goodwill arising on acquisition will be amortized on a straight-line basis over 15 years.

360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)

         The following unaudited condensed combined financial information of the Company and GlobeNet shows the results of operations had the acquisition been completed at the beginning of the periods presented.

                                                               Six months ended
                                                        ------------------------
                                                         June 30       June 30
                                                           2000          1999
                                                             $             $
           Revenue                                          247           140
           (Loss) income                                   (173)           11
            Net (loss) income per share                   (0.30)         0.04


6        Long-term debt

                                                         June 30       December
                                                           2000        31 1999
                                                            $              $
      12.5% senior notes due 2005                           175            175
      12% senior notes due 2009                             500            500
      13% senior notes due 2008                             771             -
      360atlantic credit facility                           175             -
      GlobeNet 360americas secured credit facility          100             -
      GlobeNet 13% senior notes due 2007                    300             -
                                                        ------------------------
                                                          2,021            675
                                                        ========================

         13% Senior Notes due 2008

         On April 20, 2000 the company issued $787,380,000 13% senior notes due 2008 (the "Notes"). The Notes were issued in two tranches. The US$ tranche was for proceeds of $586 million. The Euro tranche was for proceeds of $185 million.

         The Notes are unsecured obligations of the Company bearing interest at 13% payable semi-annually. The Notes are due May 1, 2008. If a change in control occurs, as defined in the Notes Indentures, the holders of the Notes can require the Company to repurchase all or part of the Notes at 101% of the principal amount. Where proceeds from certain asset sales, as defined in the Notes Indentures, exceeds $10 million the Company is required to make an offer to repurchase the maximum amount of the notes that can be repurchased with such excess proceeds at an offer price equal to 100% of the principal amount.

360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)


         The interest rate on the Notes is subject to increase if the Company does not file a registration statement with the Securities and Exchange Commission within a certain time period specified in the Notes Indenture.

         360atlantic credit facility

         The Company has entered into a credit agreement with certain lenders pursuant to which the lenders have provided a credit facility totalling U.S. $565 million for the 360atlantic cable project. The credit arrangement consists of three distinct commitments; a $365 million term loan (Tranche A), a $175 million term loan (Tranche B) and a $25 million working capital loan. As at June 30, 2000, $175 million of Tranche B loan commitment has been drawn down. The Tranche B term loan bears interest at Base Rate plus 3.25% or a Eurodollar rate plus 4.25%. The interest on the drawn down Tranche B loan commitment ranged from 10% to 12% in the six months and amounted to $6 million. The lenders' security for the loan is a first priority lien on all of the assets of the 360atlantic subsidiaries.

         GlobeNet 360americas Credit Facility

         On July 14, 1999, GlobeNet secured a bank credit facility ("Credit Facility") of up to $400 million consisting of various term facilities totalling $390 million and a revolving credit facility of $10 million. In addition, under the Credit Facility, GlobeNet may also request an additional facility of up to $50 million subject to lender approval and other restrictions. The Credit Facility matures in 2005. Interest rates on the Credit Facility range from LIBOR plus 3.5% to LIBOR plus 4% and availability of funds under the Credit Facility is subject to certain terms and conditions.

         GlobeNet 13% Senior Notes due 2007

         On July 14, 1999, GlobeNet issued debt in the principal amount of $300 million in the form of 13% senior notes maturing July 15, 2007. Interest on these notes is payable semi-annually in arrears commencing January 15, 2000. The notes are unsecured.

7        Share Capital

         Series A Non-Voting Convertible Preferred Shares

         During the period the Company issued an additional 9,133,034 Series A Preferred Shares to the holders of such shares pursuant to the terms of their original agreement dated September 7, 1999.

360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)

         Share split

         On March 20, 2000, the Board of Directors approved a two-for-one share split of all classes of the Company's stock. All prior period share amounts have been presented on a post-share split basis.

         Share Capital Reorganization

         In April 2000, the Company reorganized its share capital as follows: the holders of existing Class B Subordinate Voting Shares converted or exchanged their shares into Class A Non-Voting Shares and all authorized but unissued Class B Subordinate Voting Shares were cancelled; the Series A Non-Voting Preferred Shares were converted or exchanged into our Class A Non-Voting Shares and all of the authorized but unissued Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares were cancelled; the existing Class A Non-Voting Shares were redesignated as Subordinate Voting Shares and the terms were amended to provide the holders with one vote per share; the existing Class C Multiple Voting Shares were amended to provide the holders with 10 votes per share and the Class C Multiple Voting Shares were redesignated as Multiple Voting Shares.

         Initial Public Offering

         In April 2000 the Company completed an initial public offering consisting of 51,566,250 Subordinate Voting Shares for net proceeds of approximately $682 million.

         Concurrent with the Company's initial public offering certain principal shareholders of the Company sold shares to certain parties at a discount to the initial public offering price. Accordingly the Company has recorded an amount of $68 million as additional paid in capital, charges in respect of stock-based compensation of $59 million and charges to revenues of $9 million.

8        Income taxes

         (Loss) income before income taxes and minority interest

         For the six months ended June 30, 2000 and June 30, 1999, the components of (loss) income before income taxes and minority interest are as follows:


                                                  2000              1999
                                                     $                 $

           Canadian                               (121)                6
           U.S.                                    (19)               18
           Other                                     6                 -
                                                ---------------------------

                                                  (134)               24
                                                ---------------------------

360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)


         Current income taxes

         For the six months ended June 30, 2000 and 1999, the provision for current income taxes consists of the following:

                                                  2000              1999
                                                     $                 $

           Canadian                                 53                 -
           Other                                     1                10
                                                ---------------------------

                                                    54                10
                                                ---------------------------

9        Segmented information

         The Company operates within a single operating segment being the installation and development of telecommunications assets. These telecommunications assets are being developed in Canada, the United States, Europe and South America including undersea links. A significant portion of the undersea links will be owned by a subsidiary in Barbados.

                           Revenues               Revenues             Property and          Assets under
                         three months            six months           equipment - net        construction
                             ended                  ended
                      ---------------------------------------------------------------------------------------
                       June 30    June 30    June 30     June 30   June 30     Dec 31    June 30     Dec 31
                          2000       1999       2000        1999      2000       1999       2000       1999
                             $          $          $           $         $          $          $          $
      Canada               132         25        166         31         76         38         78         47
      U.S                   26         56         68         93        177         34         96         53
      Barbados             --         --         --         --         --         --         274        170
      South America        --         --         --         --          51        --         266        --
      Europe               --         --         --         --           6          5         85         31
                      ---------------------------------------------------------------------------------------
                           158         81        234        124        310         77        799        301
                      =======================================================================================

         The revenues are based on the location of the development activities.

360networks inc.
Notes to Condensed Consolidated Financial Statements
June 30, 2000

(tabular amounts expressed in millions of U.S. dollars)
(Unaudited)


10       Commitments

         Network developments

         The Company has, in the normal course of business, entered into agreements to provide construction services and telecommunications assets and services to third parties in Canada, the United States and Europe.

         Undersea networks

         The Company has committed to construct an undersea cable linking North America and Europe (360atlantic). The total cost of the project is expected to be approximately $865 million. The Company has committed to construct an undersea cable linking North and South America (360americas). The total cost of the project is expected to be approximately $900 million.

         iAdvantage

         The Company has entered into an agreement with iAdvantage, to provide network services to iAdvantage in exchange for data center facilities in Asia. The parties are committed to minimum expenditures on each other's services for approximately $70 million. The Company has also agreed to acquire $100 million worth of shares of iAdvantage in exchange for $100 million worth of shares of the Company if certain events occur.

11       Subsequent events

         Acquisition of colocation facilities

         In July 2000 the Company acquired the outstanding membership interest in TRES Management L.L.C., Meet Me Room L.L.C. and associated properties located in San Antonio, Dallas, Los Angeles and Atlanta. The acquired companies operate as property managers. The Company has agreed to pay a total of $144 million in shares and cash for the above purchases. As at June 30, 2000 the Company had paid approximately $44 million for properties in San Antonio, Dallas, and Atlanta.

         Acquisition of undersea network

         In July 2000, the Company signed a letter of intent to acquire network assets on the C2C undersea cable linking a number of Asian locations. The Company has agreed to pay a total of $800 million in cash for the above purchases.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        360NETWORKS INC.


                                        By:    /s/ LARRY OLSEN
                                               ---------------------------------
                                               Name:  Larry Olsen
                                               Title:    Chief Financial Officer

DATE: July 25, 2000